UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO  § 240.13d-2(a)

(Amendment No. 2)

iPass, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

46261V108
(CUSIP Number)

Daniel Burstein
Millennium Technology Value Partners
32 Avenue of the Americas, 17th Floor
New York, NY 10013
(646) 521-7800

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Michael Cochran, Esq.
(404) 527-8375
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP NO. 46261V108	13D	Page 2 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,740,713 shares of Common Stock
		8.	SHARED VOTING POWER ----------
		9.	SOLE DISPOSITIVE POWER 2,740,713 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,713 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.25% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 3 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners (RCM), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,799,651 shares of Common Stock
		8.	SHARED VOTING POWER ---------
		9.	SOLE DISPOSITIVE POWER 2,799,651 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER ---------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,651 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.34% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 4 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,540,364 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 5,540,364 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,364 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 5 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium TVP (GP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,540,364 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 5,540,364 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,364 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108	13D	Page 6 of 10 Pages
1.	NAME OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,740,844 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 5,740,844 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,844 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.90% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108	13D	Page 7 of 10 Pages

This Amendment No. 2 amends certain portions of the Schedule 13D filed on June 7, 2010 (the "Amendment No. 1").  Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged and the following shall supplement.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.                           Purpose of the Transaction

On October 16, 2014, Millennium Technology Value Partners, LP distributed 688,102 shares of common stock of the Issuer to its limited partners.  On October 16, 2014, Millennium Technology Value Partners (RCM), LP distributed 696,989 shares of common stock of the Issuer to its limited partners.

Item 5.                           Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 64,506,482 Common Shares outstanding, as of July 31, 2014, which is the total number of Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2014 (the "Outstanding Common Shares").

1. Millennium Technology Value Partners, L.P. - Beneficially owns 2,740,713 Common Shares, which Common Shares represent 4.25% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 2,740,713 Common Shares.

2. Millennium Technology Value Partners (RCM), L.P. - Beneficially owns 2,799,651 Common Shares, which Common Shares represent 4.34% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 2,799,651 Common Shares.

3. Millennium Technology Value Partners Management, L.P. - Through its role as general partner of each of Millennium LP and Millennium RCM LP, Millennium Management beneficially owns 5,540,364 Common Shares, which Common Shares represent 8.6% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 5,540,364 Common Shares.

4. Millennium TVP (GP), LLC - Through its role as general partner of Millennium Management, Millennium TVP beneficially owns 5,540,364 Common Shares, which Common Shares represent 8.6% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 5,540,364 Common Shares.

5. Samuel L. Schwerin - Through his role as managing member of Millennium TVP, Mr. Schwerin beneficially owns 5,740,844 Common Shares, including 150,480 vested options, which Common Shares represent 8.90% of the Outstanding Common Shares, and has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all such 5,740,844 Common Shares.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own.

CUSIP NO. 46261V108	13D	Page 8 of 10 Pages

(c) During the preceding 60 days, the Reporting Persons effected transactions with respect to the Common Shares on such dates, in such amounts, and at such per share prices as indicated below:

Date	Millennium Technology Value Partners, L.P. Transactions	Millennium Technology Value Partners (RCM), L.P. Transactions
10/16/2014	688,102 shares distributed to its limited partners for no consideration ($0).	696,989 shares distributed to its limited partners for no consideration ($0).

Each of the transactions described in this response to Item 5(c) were effected in New York, New York.

CUSIP NO. 46261V108	13D	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: October 20, 2014
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: By:	Millennium Technology Value Partners Management, L.P., its General Partner Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: By:	Millennium Technology Value Partners Management, L.P., its General Partner Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By:	Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

CUSIP NO. 46261V108	13D	Page 10 of 10 Pages

MILLENNIUM TVP (GP), LLC
By /s/ Daniel Burstein Daniel Burstein, Manager

/s/ Samuel L. Schwerin Samuel L. Schwerin